Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-180219 on Form S-8 and Registration Statement No. 333-188728 on Form S-3 of our report dated December 4, 2013 (July 3, 2014 as to the effects of the common control business combination of Nitronex, LLC as described in Note 1 and the subsequent events described in Notes 11 and 25), relating to the consolidated financial statements of M/A-COM Technology Solutions Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a common control business combination with Nitronex, LLC) appearing in this Current Report on Form 8-K of M/A-COM Technology Solutions Holdings, Inc. dated July 3, 2014.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

July 3, 2014